WESTERN COPPER CORPORATION
Suite 2050, 1111 W. Georgia Street
Vancouver, British Columbia V6E 4M3
Telephone: (604) 684-9497
Facsimile: (604) 669-2926

INFORMATION CIRCULAR

(As at May 1, 2009, except as indicated)

Western Copper Corporation ("Western Copper" or the "Company") is providing this Information Circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general meeting (the "Meeting") of the Company to be held on June 24, 2009 and at any adjournments. Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc. by mail or by hand at:

Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1

Fax within North America: 1-866-249-7775 Fax outside North America: 416-263-9524 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order to ensure that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the "Common Shares") of which 72,819,036 Common Shares are issued and outstanding. Persons who are registered shareholders of Common Shares at the close of business on May 15, 2009 will be entitled to receive notice of, and vote at, the Meeting and will be entitled to one vote for each Common Share held.

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Western Copper is an exploration and development company directly engaged in advancing its mineral properties to production. The Company holds significant copper, gold, and molybdenum resources in four Canadian properties: the Carmacks Copper Project and the Casino Project in the Yukon, the Hushamu property in British Columbia and the Redstone property in the Northwest Territories.

Western Copper has been listed on the Toronto Stock Exchange (symbol: WRN) since May 2006. As of December 31, 2008, the Company had approximately $13 million in cash and cash equivalents and no debt. Further information is available on the Company’s website at www.westerncoppercorp.com.

The recent boom in the mining industry in recent years has created a competitive environment for qualified individuals. To be successful, Western Copper must offer compensation that is competitive with other companies of similar size and structure. Due to its stage of development (i.e. exploration company), Western Copper’s process for determining executive compensation is relatively simple. The Company’s compensation program is not based on specific criteria or formal objectives. The Company’s Board of Directors relies primarily on Board discussions to set salary levels and determine discretionary awards. The performance indicators used to assess executive officer are more subjective than they might be in operating companies. The Board believes that this process is appropriate given the Company’s stage of development.

Role of the Compensation Committee

The Compensation Committee is appointed by the Board of Directors to assist the Board in fulfilling its responsibility to shareholders by reviewing and providing recommendations to the Board relating to human resource and compensation issues, including benefit plans. To determine compensation payable, the Compensation Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company.

The Compensation Committee is comprised of two independent directors who meet at least twice annually. The members of the Compensation Committee (Ross Beaty and Klaus Zeitler) have served on this committee since June 2007. Each of these members has extensive experience in executive compensation through their current and previous roles as chairmen and/or presidents of companies in the mining industry. The Board believes that the Compensation Committee collectively has the knowledge, experience and background required to fulfill its mandate.

Role of the Executive Officers

The Company’s Chief Executive Officer makes recommendations to the Compensation Committee regarding executive officer base salary adjustments, bonuses, and stock option grants. The Chief Executive Officer also makes recommendations to the Compensation Committee regarding the participation in the Company’s stock-based compensation plans and amendments to such plans, as necessary.

The Compensation Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board.

Objectives and Overview of the Compensation Program

The objectives of the Company’s compensation program are to attract, retain, and motivate performance of members of senior management of a quality and nature that will enhance the growth and overall long-term value of the Company.

The following executive compensation principles guide the Company’s overall compensation:

  Compensation levels should be sufficiently competitive to facilitate recruitment and retention of experienced high caliber executives in the competitive mining industry, while being fair and reasonable to shareholders;

  The compensation program should align executives’ long-term financial interests with those of the Company’s shareholders by providing equity-based incentives. The two-year vesting period of stock option awards ensures that the executives have the incentive to increase the price of the Company’s shares over a period of time; and

  Compensation should be transparent so that both executives and shareholders understand the executive compensation program.

Elements of Executive Compensation

During the financial year ended December 31, 2008, Western Copper’s executive compensation program consisted of the following elements:

  Base Salary;

  Bonuses;

  Stock options; and

  Other compensation, including perquisites such as medical benefits.

Western Copper’s strategy is to provide an overall competitive compensation package. The Company believes that to be competitive in its industry, an executive compensation package must consist of the above-noted elements. The specific rationale and design of each of these elements are outlined in detail below.

For the remainder of this Compensation Discussion and Analysis, the individuals included in the “Summary Compensation Table”, below are referred to as the “Named Executive Officers” or “NEO’s”.

Base Salary

Base salaries are a key element of the Company’s compensation package because they are the first base measure to compare relative to peer groups. Base salaries are fixed and are used as the base to determine other elements of compensation and benefits.

The board of directors establishes salary levels based on what it determines to be competitive relative to the responsibilities associated with each position and its knowledge of comparable positions within the industry. No formal benchmarking is performed.

On November 20, 2008, Paul West-Sells was appointed to the newly created position of Executive Vice-President, Corporate development. The new position encompasses certain duties that were previously performed by the Chief Executive Officer. As a result of the increased responsibilities associated with the new role, Paul West-Sells’ base salary was increased from $130,000 to $180,000 per year. Dale Corman’s base salary was reduced from $250,000 to $200,000 per year.

Bonuses

Bonuses are a variable element of compensation designed to reward the Company’s executive officers for contributing to the overall value of the Company. These bonuses are discretionary awards.

Bonuses are at the discretion of the board of directors. The board awards bonuses through discussion, taking into account the executive’s overall performance during the year and general market conditions.

The Company did not award any bonus to its executive officers for financial year ended December 31, 2008.

Stock Options

The granting of stock options is a variable and discretionary element of compensation intended to reward the Company’s executive officers for its success in achieving sustained growth and increases in stock value.

The Company’s stock option plan has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company. In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX, and closely align the interests of the executive officers with the interests of shareholders. See the "Summary Compensation Tables" herein.

Other Compensation/Perquisites

The Company’s executive employee benefit program includes life, medical, dental and disability insurance. Such benefits and perquisites are designed to be competitive with equivalent positions in comparable organizations in Canada.

Performance Graph

The following performance graph illustrates the Company's three year (to December 31, 2008) cumulative total shareholder return (assuming reinvestment of dividends, if any, on each dividend payment date) on a $100 investment in the Company's Shares on May 15, 2006, the day the Company began trading, compared to the return on a comparable investment on the S&P/TSX Composite Index. The share trading data is as reported by the TSX.

Since December 31, 2006, Western Copper’s market capitalization has decreased by approximately $68 million (80%). During this time, Western Copper has not increased the base salary that it pays its NEO’s. A significant portion of the NEO compensation is in the form of stock options. This form of compensation is tied directly to Western Copper’s share price. No stock option granted by the Company has ever been exercised by a NEO and as at December 31, 2008, the Company’s share price was less than the exercise price of the outstanding NEO stock options.

Summary Compensation Tables

The following table (presented in accordance with National Instrument Form 51-102F6 ("Statement of Executive Compensation" which came into force on December 31, 2008 (the "New Form 51-102F6")) sets forth all annual and long term compensation for services in all capacities to the Company for the most recently completed financial year of the Company (to the extent required by the New Form 51-102F6) in respect of each Named Executive Officer.

Summary Compensation Table
for financial year(s) ending on or after December 31, 2008

Name and Principal Position	Salary ($)	Share- Based Awards ($)	Option- Based Awards (1) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
				Annual Incentive Plans	Long-term Incentive Plans
Dale Corman President and Chief Executive Officer (2)	245,833	Nil	17,450	Nil	Nil	Nil	Nil	263,283
Julien François Vice President, Finance and Chief Financial Officer	150,000	Nil	52,350	Nil	Nil	Nil	Nil	202,350
Claire Derome Vice President, Government and Community Relations	75,000 (3)	Nil	140,100	Nil	Nil	Nil	Nil	215,100
Jonathan Clegg Vice President, Engineering	150,000	Nil	52,350	Nil	Nil	Nil	Nil	202,350
Paul West-Sells Executive Vice President, Corporate Development	134,167 (4)	Nil	52,350	Nil	Nil	Nil	Nil	186,517

(1)

These amounts represent the value of stock options granted to the respective Named Executive Officer measured as at the grant date. The methodology used to calculate these amounts was the Black-Scholes model. This is consistent with the accounting values used in the Company’s financial statements. None of these stock options vested during the financial year ended December 31, 2008. The dollar amount in this column represents the total value ascribed to the stock options.

(2)	Dale Corman also serves a director of the Company, but receives no compensation for services as a director.

(3)	Claire Derome was appointed in July 2008. If she would have acted as officer for the entire financial year ended December 31, 2008 her annualized salary would have been $150,000.

(4)	Paul West-Sells was appointed November 2008. If he would have acted as officer for the entire financial year ended December 31, 2008 his annualized salary would have been $180,000.

Incentive Plan Awards - Outstanding Option-Based Awards

The following table sets forth information concerning all awards outstanding under option-based incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers:

Name	Option-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options (1) ($)
Dale Corman	90,000	0.88	May 25, 2010	Nil
	200,000	2.00	May 16, 2011	Nil
	25,000	1.88	June 6, 2012	Nil
	25,000	1.25	June 24, 2013	Nil
Julien François	13,500	0.88	May 25, 2010	Nil
	150,000	2.00	May 16, 2011	Nil
	75,000	1.88	June 6, 2012	Nil
	75,000	1.25	June 24, 2013	Nil
Paul West-Sells	100,000	1.25	January 22, 2012	Nil
	50,000	1.88	June 6, 2012	Nil
	75,000	1.25	June 24, 2013	Nil
Jonathan Clegg	105,000	0.88	May 25, 2010	Nil
	150,000	2.00	May 16, 2011	Nil
	75,000	1.88	June 06, 2012	Nil
	75,000	1.25	June 24, 2013	Nil
Claire Derome	150,000	1.39	August 5, 2013	Nil

(1)

This amount is calculated based on the difference between the market value of the common shares underlying the options at the end of the most recently completed financial year, which was $0.24, and the exercise price of the option.

The Company has not granted share-based awards.

Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year of option-based incentive plan awards granted to Named Executive Officers are as follows:

Name	Option-Based Awards - Value Vested During The Year (1) ($)
Dale Corman	Nil
Julien François	Nil
Paul West-Sells	2,333
Jonathan Clegg	Nil
Claire Derome	Nil

(1)

This amount is calculated by obtaining the difference between the market price of the underlying common shares on the stock option vesting date and the exercise price of the options under the option-based award. If the exercise price of the options was greater than the market price on the vesting date, no value is ascribed to the options.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination and Change of Control Benefits

The Named Executive Officers’ employment agreements provide for a severance payment upon Change of Control. To be entitled to the severance payment, the NEO must resign within 6 months of the Change of Control. If an NEO resigns within that period, the NEO is entitled to a payment equal to the greater of:

a) the NEO’s salary to the date of resignation, plus any amounts then accrued for vacation and benefits to that date and the NEO's salary equal to the monthly installments for the remainder of the unserved term of the contract; and

b) the salary that would otherwise have been payable to the NEO for the 12 month period following the resignation date plus an additional month’s salary for every full year of service to the Company and the amount of benefits reasonably calculated to be payable over that time.

Any stock options granted that have not vested upon a Change of Control will vest effective immediately at the time of a Change of Control and shall expire upon the earliest of their normal expiry date or upon six (6) months from the Date of Termination.

A “Change of Control” is defined in the employment agreements as the acquisition by any person, or by any person and its affiliates and whether directly or indirectly, of common shares of the Company which, when added to all other common shares of the Company at the time held by such person and its affiliates, totals for the first time 35% of the outstanding common shares of the Company.

The Named Executive Officers’ employment agreements also provide for a severance payment upon termination without cause. Upon written notice of termination (the “Date of Termination”), each NEO is entitled to a payment consisting of:

a) the NEO’s salary to the Date of Termination, plus any amounts then accrued for vacation and benefits; and

b) the salary that would otherwise have been payable to the NEO for the six (6) month period following the Date of Termination plus an additional month’s salary for every full year of service to the Company and the amount of benefits reasonably calculated to be payable over that time.

Any stock options granted that have not vested at the Date of Termination will vest effective on the Date of Termination and shall expire upon the earliest of their normal expiry date (assuming no termination) or upon six (6) months from the Date of Termination.

Estimated Incremental Payment on Change of Control

The following table provides details regarding the estimated incremental payments from the Company to each of the Named Executive Officers upon a Change of Control assuming that the Change of Control occurred on December 31, 2008.

	Dale Corman	Julien François	Paul West-Sells	Jonathan Clegg	Claire Derome
Severance Period	12 months	12 months	35 months	12 months	30 months
Severance Payment	200,000	150,000	525,000	150,000	375,000
Unvested Stock Options (1)	Nil	Nil	Nil	Nil	Nil
Benefits (2)	4,486	5,090	21,930	7,187	16,258
Total	204,486	155,090	546,930	157,187	391,258

(1) This amount is calculated by obtaining the difference between the market price of the underlying common shares at close of market on December 31, 2008 and the exercise price of the options under the option-based award on the vesting date. As the stock options were not “in-the-money”, no value is ascribed to options held.

(2) This amount includes health and medical plan premiums.

Estimated Incremental Payment on Termination Without Cause

The following table provides details regarding the estimated incremental payments from the Company to each of the Named Executive Officers upon Termination without cause assuming that the Date of Termination was December 31, 2008.

	Dale Corman	Julien François	Paul West-Sells	Jonathan Clegg	Claire Derome
Severance Period	6 months	6 months	12 months	6 months	12 months
Severance Payment	100,000	75,000	180,000	75,000	150,000
Unvested Stock Options (1)	Nil	Nil	Nil	Nil	Nil
Benefits (2)	2,243	2,545	7,519	3,594	6,503
Total	102,243	77,545	187,519	78,594	156,503

(1) This amount is calculated by obtaining the difference between the market price of the underlying common shares at close of market on December 31, 2008 and the exercise price of the options under the option-based award on the vesting date. As the stock options were not “in-the-money”, no value is ascribed to options held.

(2) This amount includes health and medical plan premiums.

DIRECTOR COMPENSATION

Standard Compensation Arrangements

Each non-executive director of the Company currently receives an annual retainer fee of $20,000, paid quarterly, meeting fees for each Board or committee of the Board meeting attended to a maximum of $800 per day, and reimbursement from the Company for all reasonable travel expenses incurred in connection with Board or committee of the Board meetings. The chair of the Audit Committee (Robert Gayton) receives an additional of $5,000 per year, paid quarterly. Directors who are employees of the Company (Dale Corman) receive no additional compensation for serving on the Board.

Summary Compensation Table

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Company’s most recently completed financial year:

Director Name (1)	Fees Earned ($)	Option-Based Awards (2) ($)	All Other Compensation ($)	Total ($)
Ross Beaty	27,750	17,450	Nil	45,200
Robert Gayton	36,750	17,450	Nil	54,200
David Williams	30,750	17,450	Nil	48,200
Klaus Zeitler	31,750	17,450	Nil	49,200

(1)

Relevant disclosure has been provided in the Summary Compensation Table for financial year(s) ending on or after December 31, 2008 above for Dale Corman who is a director and a Named Executive Officer.

(2)

These amounts represent the fair value of stock options granted to the respective director measured as at the grant date. The methodology used to calculate these amounts was the Black-Scholes model. This is consistent with the accounting values used in the Company’s financial statements. None of these stock options vested during the financial year ended December 31, 2008. The dollar amount in this column represents the total value ascribed to the stock options.

Incentive Plan Awards - Outstanding Option-Based Awards

Non-executive directors are also eligible to receive stock options under the Company’s Stock Option Plan. The purpose of granting such options is to assist the Company in attracting, compensating, retaining, and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders. The Company has not granted any share-based awards.

During the financial year ended December 31, 2008, each non-executive director received stock options for the purchase of 25,000 shares in their capacity as directors of Western Copper. The stock options were granted on June 24, 2008 at an exercise price of $1.25 and vest in three equal segments after 12, 18, and 24 months, respectively. All stock options expire after a period of 5 years.

The following table sets forth information concerning all awards outstanding under stock-based incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the directors who are not Named Executive Officers:

Director Name	Option-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)
Ross Beaty	30,000 100,000 25,000 25,000	0.36 1.25 1.88 1.25	January 13, 2011 January 22, 2012 June 6, 2012 June 24, 2013	Nil Nil Nil Nil
Robert Gayton	25,000 100,000 25,000 25,000	0.88 2.00 1.88 1.25	May 25, 2010 May 16, 2011 June 6, 2012 June 24, 2013	Nil Nil Nil Nil
David Williams	100,000 25,000 25,000	2.00 1.88 1.25	May 16, 2011 June 6, 2012 June 24, 2013	Nil Nil Nil
Klaus Zeitler	25,000 100,000 25,000 25,000	0.88 2.00 1.88 1.25	May 25, 2010 May 16, 2011 June 6, 2012 June 24, 2013	Nil Nil Nil Nil

(1)

This amount is calculated based on the difference between the market value of the common shares underlying the options at the end of the most recently completed financial year, which was $0.24, and the exercise price of the option.

Incentive Plan Awards - Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year of option-based incentive plan awards granted to directors who are not Named Executive Officers are as follows:

Director Name	Option-Based Awards - Value Vested During The Year (1) ($)
Ross Beaty	2,333
Robert Gayton	Nil
David Williams	Nil
Klaus Zeitler	Nil

(1)

This amount is calculated by obtaining the difference between the market price of the underlying common shares on the stock option vesting date and the exercise price of the options under the option-based award. If the exercise price of the options was greater than the market price on the vesting date, no value is ascribed to options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER STOCK OPTION PLAN

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2008. Such compensation plans include the current Stock Option Plan as well as a compensation plan inherited by the Company in connection with its acquisition of Lumina Resources. Options are no longer issuable pursuant to such inherited plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	3,566,834	$1.51	3,860,069

Effective May 3, 2006, the Company implemented a rolling 10% stock option plan (the "Stock Option Plan"). As of May 1, 2009, there are 3,171,834 stock options granted under the Stock Option Plan, representing approximately 4.4% of the Company's issued and outstanding share capital of 72,819,036 Common Shares. Another 145,000 stock options were inherited by the Company in connection with its acquisition of Lumina Resources in 2006. The number of stock options that may be granted and outstanding from time to time shall not exceed 10% of the Company's issued and outstanding share capital at the time of grant. Stock options inherited from acquisitions are not considered when calculating this limit. Based upon the issued capital of the Company as at the date of this Information Circular and the number of stock options currently outstanding under the Stock Option Plan, the Company can issue an additional 4,110,069 stock options, which would represent approximately an additional 5.6% of the Company's issued and outstanding common shares as at May 1, 2009. Additional stock options may be granted as additional shares are issued.

The purpose of the Stock Option Plan is to attract and motivate directors, officers, employees of, and service providers to, the Issuer and its subsidiaries (collectively, the "Optionees") and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through the stock options. The Stock Option Plan authorizes the Board of Directors (or Compensation Committee) to grant stock options to the Optionees on the following terms:

1.

The number of shares subject to stock option is determined by the Board of Directors of the Company (or the compensation committee) provided that the Stock Option Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

	a.	the number of common shares of the Company reserved for issuance to insiders pursuant to all share compensation arrangements exceeding 10% of the common shares then outstanding; or

	b.	the number of common shares of the Company issued to insiders within a one year period pursuant to all share compensation arrangements exceeding 10% of the common shares then outstanding;

c.

the number of common shares of the Company issued to any insider and such insider’s associates within a one year period pursuant to the exercise of stock options granted exceeding 5% of the common shares then outstanding;

d.

the number of common shares of the Company reserved for issuance to any one insider of the Company and such insider’s associates exceeding, within a one year period, 5% of the common shares then outstanding.

2.

The outstanding issue is determined on the basis of the number of common shares of the Company outstanding immediately prior to any share issuance, excluding shares issued pursuant to share compensation arrangements over the preceding one-year period.

3.

The maximum number of common shares of the Company which may be issued pursuant to stock options granted under the Stock Option Plan, unless otherwise approved by shareholders, is 10% of the issued and outstanding common shares at the time of the grant. Any increase in the issued and outstanding common shares of the Company will result in an increase in the available number of common shares of the Company issuable under the Stock Option Plan, and any exercises of stock options will make new grants available under the Stock Option Plan.

4.	The Stock Option Plan must be approved and ratified by shareholders every three years.

5.

The exercise price of an option may not be set at less than the closing price of the common shares of the Company on the Toronto Stock Exchange (the "TSX") on the trading day immediately preceding the date of grant of the option.

6.

The stock options may be exercisable for a period of up to ten years, such period and any vesting schedule to be determined by the Board of Directors of the Company (or compensation committee) of the Company, and are non-assignable, except in certain circumstances.

7.

The stock options can be exercised by the Optionee as long as the Optionee is a director, officer, employee or service provider to the Company or its subsidiaries or within a period of not more than 30 days after ceasing to be a director, officer, employee or service provider or, if the Optionee dies, within one year from the date of the Optionee's death.

8.	On the receipt of a takeover bid, issuer bid, going private transaction or change of control, any unvested stock options shall be immediately exercisable.

9.

The directors of the Company may from time to time in the absolute discretion of the directors amend, modify and change the provisions of a stock option or the Stock Option Plan without obtaining approval of shareholders to:

	a.	make amendments of a "housekeeping" nature;

	b.	change vesting provisions;

	c.	change termination provisions for an insider provided that the expiry date does not extend beyond the original expiry date;

	d.	change termination provisions which does extend beyond the original expiry date for an Optionee who is not an insider;

e.	reduce the exercise price of a stock option for an Optionee who is not an insider;

f.

implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of shares from the number of common shares reserved under the Stock Option Plan; and

g.	make any other amendments of a non-material nature which are approved by the TSX.

All other amendments will require approval of shareholders and the TSX.

The Company is seeking approval of shareholders at the Meeting to the Stock Option Plan as set forth below.

Approval and Ratification of Stock Option Plan

The Toronto Stock Exchange requires that Shareholders approve and ratify the Stock Option Plan, the implementation of which was previously approved by the Exchange and the shareholders of the Company, and the Board is seeking such approval at the Meeting. Details of the Stock Option Plan are provided above under the heading "Securities Authorized for Issuance under Stock Option Plan".

Therefore, at the Meeting, shareholders will be asked to pass a resolution in the following form:

WHEREAS:

1.	the Board of Directors of the Company adopted the Stock Option Plan which does not have a fixed maximum number of common shares issuable;

2.	the Company adopted the Stock Option Plan on May 15, 2006; and

3.

the rules of Toronto Stock Exchange provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed number of maximum securities issuable be approved every three (3) years;

BE IT RESOLVED THAT:

1.	all unallocated options under the Stock Option Plan be and are hereby approved;

2.

the Company have the ability to continue granting options under the Stock Option Plan until June 24, 2012, that is until the date that is three (3) years from the date where shareholder approval is being sought; and

3.

any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.

The full text of the Plan is available for viewing on SEDAR and will also be available for review at the Meeting. The approval of the Stock Option Plan requires the affirmative vote of the holders of a majority of the issued and outstanding common shares of the Company entitled to vote and represented in person or by proxy at the Meeting.

If the Shareholders do not vote to approve the Stock Option Plan, the Company will no longer be allowed to grant stock options, but all stock options previously granted and outstanding will remain unaffected. Any stock option previously granted and outstanding that expires or is forfeited after the expiry date of the Stock Option Plan will not become available for grant.

The directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the Plan.

Option Repricings

The Company did not reprice any stock options during the most recently completed financial year.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101, discloses its corporate governance practices.

Independence of Members of Board

The Company's Board consists of five directors, four of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. Messrs. Beaty, Gayton, Williams, and Zeitler are independent. Mr. Corman is not independent as he is also the President and CEO of the Company.

Management Supervision by Board

The CEO and CFO report upon the operations of the Company on a periodic basis directly to the independent directors of the Board without the presence of non-independent directors. The independent directors are also encouraged to meet at any time they consider necessary without any members of management including the non-independent director being present. The Company's auditors, legal counsel and employees may be invited to attend. The audit committee is entirely composed of independent directors who meet with the Company's auditors without management being in attendance. The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board. The Board has appointed Mr. Corman, President and Chief Executive Officer, and Mr. Beaty, director, as Co-Chairs of the Board.

Participation of Directors in Other Reporting Issuers

The following directors of the Company hold directorships in other reporting issuers as set out below:

Name	Other director or officer roles
ROSS BEATY	Pan American Silver Corp.
DAVID WILLIAMS	Atlantis Systems Corp.
Newport Partners Income Fund
Radiant Energy Corp.
Resin Systems Inc.
Roador Inc.
SQI Diagnostic Inc.
KLAUS ZEITLER	Amerigo Resources Ltd.
Candente Resource Corp.
Los Andes Copper Ltd.
ROBERT GAYTON	Amerigo Resources Ltd.
B2 Gold Corp.
Eastern Platinum Limited
Intrinsyc Software Inc.
Nevsun Resources Ltd.
Palo Duro Energy Inc.
Quaterra Resources Inc.
Silvercorp Metals Inc.
Trans National Minerals Inc.

Participation of Directors in Board Meetings

During the year ended December 31, 2008, four (4) Board Meetings were held. The attendance record of each director for the Board Meetings held is as follows:

Name of Director	Number of Board Meetings Attended in the Most Recently Completed Financial Year
Ross J. Beaty	4
Dale Corman	4
Robert Gayton	4
David Williams	3
Klaus Zeitler	4

Board Mandate

The Board has adopted a Corporate Governance Charter to serve as its mandate.

Position Descriptions

The Board has not adopted formal position descriptions for the Co-Chairs of the Board. The Co-Chairs of the Board are responsible for calling the meetings of the Board, for establishing meeting agenda with input from management, and for supervising the conduct of the meetings.

The Board has adopted position descriptions for the chairs of each of its committees.

The Board has not adopted formal position descriptions for the CEO. The Board is satisfied that the CEO’s employment agreement sufficiently sets forth the responsibilities of the CEO.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with technical reports, the Company’s internal financial information, and access to management, technical experts, and consultants.

Board members are encouraged to communicate with management, auditors and technical consultants, to keep themselves current with industry trends, market developments, and changes in legislation with management's assistance, and to attend related industry seminars and visit the Company's operations.

Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.

The Board has adopted a Code of Business Conduct and Ethics (the "Code") that is posted under the Company's profile at www.sedar.com and on the Company’s website. The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the Chairmen of the Board and the Audit Committee Chairman. The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

Whistleblower Policy

The Company has adopted a Whistleblower Policy which allows its directors, officers, and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, and internal accounting controls, to report such violation or concerns on a confidential and anonymous basis. Such reporting can be made by e-mail or telephone through WhistleBlower Security Inc., an independent reporting agency used by the Company for this purpose. Once received, complaints are forwarded to the Chairman of the Audit Committee who then investigates each matter so reported and takes corrective and disciplinary action, if appropriate.

Corporate Governance and Nominating Committee

The Board and the Corporate Governance and Nominating Committee have responsibility for identifying potential Board candidates. The members of the Corporate Governance and Nomination Committee are Robert Gayton and David Williams, both of whom are independent. The Board and the Corporate Governance and Nominating Committee assess potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mining industry are consulted for possible candidates. The Board has adopted a written charter that sets forth the responsibilities, powers and operations of the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee has the following responsibilities, powers and operations:

1.	To review and to reassess the adequacy of this Charter at least annually and submit it to the Board for approval.

2.	To review and assess the effectiveness of the Board as a whole, its size and composition, its committees and the individual performance of its directors.

3.	To consider and to review criteria for selecting candidates for possible election to the Board in light of the Company's circumstances and needs.

4.	To recommend to the Board individuals for nomination for election as directors of the Company at annual meetings of shareholders.

5.	To recommend to the Board individuals for appointment as directors to fill vacancies or for newly created director positions.

6.	To recommend to the Board individuals for the composition of committees of the Board.

7.	To review and approve an appropriate orientation and education program for new members of the Board.

8.	To review, at least annually, the size and composition of the Board, taking into account age, geographical representation, competencies and skills and other issues it considers appropriate.

9.	To annually assess the effectiveness of the Corporate Governance and Nominating Committee against its Charter and report the results of the assessment to the Board.

10.

To perform any other activities consistent with the Corporate Governance and Nominating Committee Charter, the Company's documents, and governing law, as the Corporate Governance and Nominating Committee or the Board deems necessary or appropriate.

11.	To maintain minutes of meetings and periodically report to the Board on significant results of the foregoing activities.

Compensation Committee

The members of the Compensation Committee are Klaus Zeitler and Ross Beaty, both of whom are independent. The Compensation Committee is appointed by the Board of Directors to assist the Board in fulfilling its responsibility to shareholders by reviewing and providing recommendations to the Board relating to human resource and compensation issues, including benefit plans.

The Board has adopted a written charter that sets forth the responsibilities, powers and operations of the Compensation Committee. These are as follows:

1.	To review and reassess the adequacy of the Compensation Committee Charter at least annually and submit it to the Board for approval.

2.

To annually review and approve corporate goals and objectives relevant to Chief Executive Officer ("CEO"), Chief Operating Officer ("COO") (if applicable), and Chief Financial Officer ("CFO") compensation and evaluate the CEO's, COO's, and CFO's performance in light of those goals and objectives.

3.	To establish the succession plan for the CEO, COO and CFO for review with the Board.

4.

To review and determine base salary annually, incentive compensation and long-term compensation for the CEO, COO, and the CFO. In determining long term incentive compensation of the CEO, COO, and CFO, the Compensation Committee will consider the Company's performance, relative shareholder return, the value of similar incentive awards to CEO's, COO's, and CFO's at comparable companies and the award given to the CEO, COO and CFO in past years.

5.	To oversee and monitor employee compensation strategies and benefits.

6.	To produce for review and approval by the Board a report on executive compensation for inclusion in the Companies' information circular for its Annual General Meeting.

7.	To retain any independent firm to advise on management recommendations concerning executive compensation.

8.	To oversee and make recommendations to the Board with respect to the design of incentive compensation plans and equity based plans, including, without limitation, Employee Incentive Plan.

9.

To perform any other activities consistent with the Compensation Committee Charter, the Companies' documents, and governing law, as the Compensation Committee or the Board deems necessary or appropriate.

10.	To maintain minutes of meetings and periodically report to the Board on significant results of the foregoing compensation activities.

11.	To review annually the Company's directors' and officers' third party liability insurance to ensure adequacy of coverage.

12.	To review annually and recommend to the Board the compensation structure for non- employee directors for Board and committee service.

13.	To assess annually the effectiveness of the Compensation Committee against its Charter and report the results of the assessment to the Board.

Audit Committee Charter

The members of the Audit Committee are Messrs. Gayton (Chairman), Williams, and Zeitler, all of whom are independent.

The Company's Audit Committee is governed by a written charter that sets out its mandate and responsibilities. A copy of the charter and the disclosure required by Multilateral Instrument 52-110 Audit Committees is contained in the Company's Annual Information Form for the year ended December 31, 2008 which may be viewed under the Company's profile on SEDAR at www.sedar.com.

Other Board Committees

The Board has an Environmental Safety Committee in addition to the Audit, Compensation, and Corporate Governance and Nominating Committees. The Environmental Safety Committee monitors compliance with environmental and safety standards and sets environmental and safety policy. The members of the Environmental Safety Committee are Messrs. Corman and Zeitler.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal annual assessments of the Board's effectiveness, the individual directors and each of its committees. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

MANAGEMENT CONTRACTS

No management functions of the Company or subsidiary are performed to any substantial degree by a person other than the directors or executive officers of the Company or subsidiary.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND EXECUTIVE OFFICERS

There is no indebtedness of any director, executive officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at five (5).

Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, and each other person whose term of office as a director will continue after the Meeting, is as follows:

Name, Jurisdiction of Residence and Position (1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Date First Became a Director of the Company	Number of Common Shares Beneficially Owned, Controlled or Directed, directly or indirectly (2)
Dale Corman (3) Co-Chair, CEO, President and Director British Columbia, Canada	Chairman of the Board and Chief Executive Officer of Western Silver Corporation.	April 2006	4,486,900
Ross Beaty (4) Co-Chair and Director British Columbia, Canada	Chairman of the Board of Pan American Silver Corp.	November 2006	5,300,901(7)
Robert Gayton (5) (6) Director British Columbia, Canada	Chartered Accountant; financial consultant to the mineral exploration and technology industries since 1990.	May 2006	17,900
David Williams (5) (6) Director Ontario, Canada	President of Roxborough Holdings Limited, a private company since 1995.	May 2006	725,000 (8)
Klaus Zeitler (3) (4) (6) Director British Columbia, Canada	President of Amerigo Resources Ltd., formerly Senior Vice-president, Teck Cominco Limited.	May 2006	10,000

(1)	The information as to country and province or state of residence, and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.

(2)

Common shares beneficially owned, controlled or directed, directly or indirectly, as at May 1, 2009 based upon information obtained from System for Electronic Disclosure by Insiders. Unless otherwise indicated, such shares are held directly.

(3)	Member of Environmental, Health and Safety Committee.

(4)	Member of Compensation Committee.

(5)	Member of Corporate Governance and Nominating Committee.

(6)	Member of Audit Committee.

(7)	Of these shares, 1,812,500 are held indirectly in the name of Kestrel Holdings Ltd., a private investment holding company wholly-owned by Mr. Beaty.

(8)	Of these shares, 150,000 are held indirectly in the name of Seed Foundation, a private company controlled by Mr. Williams.

Dale Corman – President, Chief Executive Officer, Director, and Chairman of the Board of Directors.

Mr. Corman graduated with a Bachelor of Science degree in geology from Rensselaer Polytechnic Institute in Troy, New York, in 1961 and obtained Professional Engineer status in Ontario in 1972. He has 30 years experience as a senior corporate officer of publicly listed companies in Canada and the United States. He has extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing, and corporate management. From 1995 to 2006, Mr. Corman was Chairman of the Board of Directors and Chief Executive Officer of Western Silver Corporation.

Ross Beaty - Director and Co-Chairman of our Board of Directors.

Ross J Beaty is a geologist and mining entrepreneur with more than 30 years of experience in the international minerals industry, Mr. Beaty founded and currently serves as Chairman of Pan American Silver Corp. Pan American Silver Corp. is one of the world's leading silver producers. Mr. Beaty has also founded and divested a number of other public mineral resource companies since 1985.

Mr. Beaty is a past President and current member of the Executive Committee of the Silver Institute in Washington, DC. He is a founder of the Pacific Mineral Museum in British Columbia and is involved with several non-profit societies such as The Nature Trust of British Columbia where he serves as a director. Mr. Beaty is a Fellow of the Geological Association of Canada and the Canadian Institute of Mining, and is a recipient of the Institute's Past President's Memorial Medal. In 2007, Mr. Beaty received the Association of Mineral Exploration of B.C.’s Colin Spence Award for excellence in global mineral exploration.

Mr. Beaty was educated at the Royal School of Mines, University of London, England, M.Sc., Distinction (Mineral Exploration) 1975 and the University of British Columbia, LL.B. (Law) 1979 and B.Sc. (Honours Geology) 1974.

Robert Gayton, B.Comm – Director.

Dr. Gayton, F.C.A., graduated from the University of British Columbia in 1962 with a Bachelor of Commerce and in 1964 earned the chartered accountant (C.A.) designation while at Peat Marwick Mitchell. Dr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world, including time at the University of California, Berkeley, earning a Ph.D. in Business. Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976 where he provided audit and consulting services to private and public company clients for 11 years. Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. Dr. Gayton is a director of several public companies.

Klaus Zeitler – Director.

Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 until 2002, and previously was on the Board of Directors of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996. Dr. Zeitler remains active in mineral exploration and development through a number of ventures in addition to Western Copper Corporation.

David Williams – Director.

Mr. Williams obtained a Master of Business Administration Degree from Queens University in 1964 and a Doctor of Civil Laws Degree from Bishops University in 1966, where the Business Faculty is named in his honor. Mr. Williams currently manages investments for his family holding company and is involved in a number of charitable organizations. He is the Chairman of Radiant Energy and a director of a number of other public companies.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Robert Gayton was a director of Newcoast Silver Mines Ltd. at the date of a Cease Trade Order by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004, respectively.

David Williams was a director of Octagon Industries (“Octagon”), a reporting issuer in the Provinces of British Columbia and Alberta, when the following events occurred:

On May 29, 2001 a cease trade order was issued against Octagon by the British Columbia Securities Commission for failure to file an annual report for the company’s fiscal year ended December 31, 2000, and was revoked on August 28, 2001. The British Columbia Securities Commission issued another cease trade order on June 2, 2004, and the Alberta Securities Commission issued a cease trade order on June 8, 2004, both for being in default of requirements concerning filing financial statements.

Octagon was suspended from the TSX-Venture on June 3, 2004 as a result of the issuance of the June 2, 2004 cease trade order, and was delisted from the NEX on September 29, 2004 for failure to pay the required sustaining fees.

On June 12, 2001, Octagon’s trustee sent a proposal to unsecured creditors of Octagon (the “Proposal”) pursuant to the Bankruptcy and Insolvency Act. A majority of the unsecured creditors approved the Proposal at a general meeting of the unsecured creditors held on June 25, 2001. Octagon has since been dissolved by the British Columbia Ministry of Finance effective August 15, 2005.

Other than disclosed above, no proposed director:

a)

is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer (“CEO”), or chief financial officer (“CFO”) of any company (including the Company) that:

(i)

was the subject, while the proposed director was acting in the capacity of director, CEO or CFO, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days;

(ii)

was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted form an event that occurred while the proposed director was acting as director, CEO, or CFO of such company; or

b)

is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, CEO or CFO of any company (including the Company) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

c)

has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of PricewaterhouseCoopers LLP as the auditor of the Company to hold office for the ensuing year at remuneration to be fixed by the directors.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 604-684-9497 or toll free at 1-888-966-9995 to request copies of the Company's financial statements and management discussion and analysis.

Financial information for the Company’s most recently completed financial year is available in its audited annual consolidated financial statements and management discussion and analysis. Both of these documents are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DIRECTORS’ APPROVAL

The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

Dale Corman
President, Chief Executive Officer, and Co-Chairman of the Board of Directors

Vancouver, British Columbia
May 1, 2009